Exhibit 4.12

On Demand Guarantee

Dated this this [__] day of [___], by

A.          United Maritime Corporation, with registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960
(hereinafter “Guarantor”),

in favor of

B.          V.Ships Greece Ltd., with registered office at 3rd Floor, Par la Ville Place, 14 Par la Ville Road, Hamilton, HM08, Bermuda (hereinafter “V. Ships”).

WHEREAS, each of [___]  of [___] (each hereinafter referred to as the “Owner” and collectively the “Owners”), each being a wholly-owned subsidiary of the Guarantor, has entered into or is contemplating entering, under its capacity as disponent owner, a technical management agreement (dated [___] respectively and as novated and/or amended and/or supplemented from time to time) with V.Ships, under its capacity as technical manager, in relation to the M/Vs [___], respectively (hereinafter each referred to as the “Vessel” and collectively the “Vessels”), on the terms and conditions agreed therein (each such addendum, as the same may from time to time be modified, amended and supplemented, shall be referred hereinafter to as the “Management Agreement Addendum” and collectively the “Management Agreement Addenda”).

WHEREAS, each Management Agreement Addendum relates to the assumption by V.Ships of the relevant compliance obligations for each respective Vessel under any applicable Emission Scheme (as defined therein), while each Owner shall perform the obligations particularly mentioned therein.

WHEREAS, each Management Agreement Addendum provides that the parent company of each Owner shall provide a guarantee in favor of V.Ships as particularly described therein.

WHEREAS, this Guarantee is the guarantee mentioned under the Management Agreement Addenda.

NOW THEREFORE, in consideration of the foregoing, the Guarantor hereby covenants and agrees as follows:

1.
Guarantee: The Guarantor hereby guarantees the maximum amount of 50% (fifty per cent) of the combined actual and estimated values of the Emission Allowances (as defined in each Management Agreement Addenda) for each Vessel at any time during the duration of the respective technical management agreement or the Management Agreement Addendum or after their termination as long as any Emission Allowances remain due from the Owners (or their nominee) to V.Ships under such respective technical management agreement or Management Agreement Addendum, as may be applicable.

2.
Payment Demand and Terms of Payment: If any of the Owners (or its nominee, as may be applicable pursuant to the provisions of the respective Management Agreement Addendum) fails for whatever reason to remit the 50% (fifty per cent) of the required Emissions Allowances when due to V.Ships in accordance with the provisions of the respective Management Agreement Addendum, V.Ships shall notify the Guarantor in writing of the manner in which such Owner has failed to perform and demand that payment be made by the Guarantor under this Guarantee specifying the bank account V.Ships wish to receive payment ( “Payment Demand”).

The Guarantor shall within twenty (20) Greek business days after receipt of such Payment Demand, make payment in-full of the respective amount due to the bank account specified in the Payment Demand.

3.
Waivers: This is an on demand, unconditional and irrevocable Guarantee and not merely a surety. Therefore, the Guarantor hereby waives (a) any right to assert any counterclaim or other defenses before payment and to exercise any right to set-off; (b) any right to require that any action or proceeding be brought against each of the Owners or any other person in advance of payment.

No delay of V.Ships in the exercise of or failure to exercise any right hereunder shall operate as a waiver of such rights, a waiver of any other rights or a release of the Guarantor from any obligations hereunder.

4.
Termination: This Guarantee shall terminate in relation to each Owner on the date that the obligations of that Owner to make payment of all Emissions Allowances under the Management Agreement Addendum is fulfilled, regardless of a termination of the respective technical management agreement or the respective Management Agreement Addendum for the relevant Vessel.

5.
Representations and warranties: The Guarantor represents and warrants that:
(a) it is an entity duly organised and validly existing under the laws of the jurisdiction of its incorporation and has the corporate power and authority to execute, deliver and carry out the terms and provisions of this Guarantee;
(b) no authorisation, approval, consent or order of, or registration or filing with, any court or other governmental body having jurisdiction over the Guarantor is required on the part of the Guarantor for execution and delivery of this Guarantee; and
(c) this Guarantee, when executed and delivered, will constitute a valid and legally binding agreement of the Guarantor.

6.	Miscellaneous: This Guarantee shall be binding upon the Guarantor, its successors and assigns and inure to the benefit of and be enforceable by V.Ships, its successors and assigns.

This Guarantee shall be governed by and interpreted in accordance with English law and shall be refeed to arbitration in London in accordance with the Arbitration Act 1966 and any amendment thereto or substitution therefor. More specific provisions in relation to the arbitration proceedings as described in the respective technical management Agreement for the relevant Vessel, shall apply mutatis mutandis for this Guarantee.

No term or provision of this Guarantee, included this provision, shall be amended, modified, altered, waived or supplemented except in writing duly signed by the Guarantor and V.Ships.

For and on behalf of the	For and on behalf of the
Guarantor	V. Ships Greece Ltd.
Name:	Name:
Title:	Title: